Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION

OF
SPIRE GLOBAL, INC.

Spire Global, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies as follows:

FIRST: By unanimous written consent, the Board of Directors approved a proposed amendment to the Restated Certificate of Incorporation (the “Certificate of Incorporation”) of the Corporation and directed that such amendment be submitted to the Corporation’s stockholders for their consideration at the Corporation’s 2023 annual meeting of stockholders, with a recommendation from the Board of Directors that the stockholders vote for approval of such amendment.

SECOND: The proposed amendment provides that the following paragraph is added to the end of Article IV of the Certificate of Incorporation:

Upon the filing and effectiveness (the “Reverse Stock Split Effective Time”) pursuant to the General Corporation Law of the State of Delaware of the Certificate of Amendment to this Restated Certificate of Incorporation of the Corporation, each eight (8) shares of Class A Common Stock and Class B Common Stock issued and outstanding immediately prior to the Reverse Stock Split Effective Time shall, automatically and without any further action on the part of the Corporation or any of the respective holders thereof, be reclassified, combined and converted into one (1) fully paid and nonassessable share of Class A Common Stock or Class B Common Stock, respectively (the “Reverse Stock Split”), subject to the treatment of fractional share interests as described below. The reclassification of the Class A Common Stock and Class B Common Stock shall be deemed to occur at the Reverse Stock Split Effective Time. From and after the Reverse Stock Split Effective Time, certificates representing Class A Common Stock or Class B Common Stock prior to such reclassification shall represent the number of shares of Class A Common Stock or Class B Common Stock, respectively, into which such Class A Common Stock or Class B Common Stock prior to such reclassification shall have been reclassified pursuant to the Certificate of Amendment. No fractional shares shall be issued in connection with the Reverse Stock Split and, in lieu thereof, any stockholder who would otherwise be entitled to receive a fractional share of Class A Common Stock shall instead be entitled to receive a cash payment equal to the product obtained by multiplying (a) the closing price per share of the Class A Common Stock on the Reverse Stock Split Effective Date as reported on the New York Stock Exchange, after giving effect to the Reverse Stock Split, by (b) the fraction of the share owned by the stockholder, without interest. Any fractional shares of Class B Common Stock will be transferred to the Corporation for no consideration.

THIRD: Pursuant to Section 242 of the General Corporation Law of the State of Delaware, at the Corporation’s 2023 annual meeting of stockholders, duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, the necessary number of shares as required by statute were voted in favor of the amendment.

FOURTH: The foregoing amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

FIFTH: The foregoing amendment shall be effective as of 12:01 a.m. on August 31, 2023.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by the authorized officer named below, this 30th day of August, 2023.

By: /s/ Peter Platzer

Name: Peter Platzer

Title: Chief Executive Officer